Mail Stop 3561

February 15, 2006

Mr. Rafael Miranda Robredo
Chief Executive Officer
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid, Spain

      Re: Endesa, S.A.
             Form 20-F/A for Fiscal Year Ended December 31, 2004
             Filed October 28, 2005
             File No. 333-07654

Dear Mr. Miranda Robredo:

      We have completed our review of your Form 20-F/A and have no further comments at this time.

                Sincerely,

                Michael Moran
                Accounting Branch Chief